UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEANCORE SOLUTIONS, INC.
(Name of Issuer)

CLASS B COMMON STOCK
(Title of Class of Securities)

184492 106
(CUSIP Number)

Brent Cox c/o CleanCore Solutions, Inc. 5920 South 118th Circle, Suite 2 Omaha, NE 68137 877-860-3030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Brent Cox
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	906,250 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	906,250 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,250
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.35%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 880,000 shares of class B common stock held directly and (ii) 150,000 shares underlying a stock option, of which 26,250 shares are vested and exercisable within 60 days of this filing.
(2)	Based on 7,955,919 shares of class B common stock outstanding as of May 17, 2024.

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CUSIP No.	184492 106

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of CleanCore Solutions, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 5920 South 118th Circle, Suite 2, Omaha, NE 68137.

Item 2. Identity and Background.

(a)	This statement is being filed by Brent Cox, an individual (the “Reporting Person”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The address of Mr. Cox is 851 NE 1st Ave, Suite 2009, Miami, FL 33132.

(c)	Mr. Cox’s principal occupation is as a business advisor and investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cox is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 30, 2024, Mr. Cox received a stock option for 150,000 shares of Class B Common Stock under the Issuer’s 2022 Equity Incentive Plan as compensation for his services as a director of the Issuer. Immediately upon its grant, 15,000 shares underlying the stock option vested, and the remainder of the stock option will vest in equal installments monthly over the next 24 months. As of the date of this filing, 26,250 shares of Class B Common Stock underlying the stock option are exercisable within 60 days by Mr. Cox.

On May 10, 2024, Mr. Cox purchased 880,000 shares of the Issuer’s Class B Common Stock from Matthew Atkinson in a private secondary sale for $0.25568 per share for a total purchase price of $224,998.40. Matthew Atkinson sold 880,000 shares of his class A common stock, par value $0.0001 per share, which upon its transfer to Mr. Cox, automatically converted to Class B Common Stock.

As a result of the above-described transactions, Mr. Cox has the ability to control 906,250 shares of Class B Common Stock within 60 days of the date of this filing.

The Reporting Person did not purchase any of the shares of Class B Common Stock with borrowed funds.

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CUSIP No.	184492 106

Item 4. Purpose of Transaction.

The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, Mr. Cox is the beneficial owner of 906,250 shares of class B common stock, representing 11.35% of the outstanding Class B Common Stock. The Reporting Person does not own any other securities of the Issuer.

(b)	As of the date of the filing of this Schedule 13D, Mr. Cox has sole voting power to vote or direct the vote and dispose or direct the disposition of 906,250 shares of the Class B Common Stock.

(c)	Except as set forth in this Schedule 13D, the Reporting Person does not beneficially own any shares of Class B Common Stock nor has effected any transaction in the Class B Common Stock during the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the relationships mentioned above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

Page 5 of 5 pages

CUSIP No.	184492 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

/s/ Brent Cox
Brent Cox